Exhibit 99.2

November 28, 2007

Chairman’s Address for ChemGenex Pharmaceuticals Limited Annual General Meeting

Delivered by Mr Brett Heading, Chairman

Guests, shareholders and friends of the company, it is my pleasure to welcome you all to the 2007 Annual General Meeting of ChemGenex Pharmaceuticals, the sixth that I have attended in the role of chairman.

I will take this chance to apologise to shareholders on behalf of our U.S. and European-based directors who are not able to join us today; Dr Dennis Brown, Mr Dan Janney, Mr Patrick Burns and Mr Elmar Schnee.

Over the five and a half years that I have been involved with ChemGenex I have witnessed the transformation of the company from a small, but ambitious player to one of serious international standing in the therapeutic area of cancer. The efforts of our CEO, Dr Greg Collier and his management team continue to build value for shareholders, and the company is now in by far the strongest position it has ever been in.

As Dr Collier will explain in his presentation, the past year has seen significant progress in the company’s clinical programs, with achievements including:

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Substantial progress in the registration-directed phase 2/3 study of omacetaxine (formerly called Ceflatonin) in a sub-group of chronic myeloid leukemia (CML) patients who are resistant to the dominant therapy, Gleevec.

•	A significant number of publications and conference presentations reporting clinical efficacy of omacetaxine in the targeted sub-group of CML patients.

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The appointment of an experienced biotechnology executive, Dr Adam Craig as Chief Medical Officer and Senior Vice President to direct ChemGenex’s global clinical development strategies and lead the company’s clinical development team.

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The presentation of phase 2a data on the company’s other clinical stage asset, Quinamed, at the American Society of Clinical Oncology meeting in Chicago. The presentation reported successful tailored dosing based on patient genotype, predictable and manageable side effects, and evidence of anticancer activity in several solid tumour types.

•	The completion of a A$21 million financing round that significantly broadened the base of US and Australian investors in ChemGenex to include Alta Partners and GBS Venture Partners.

ChemGenex’s board has been transformed over the past year, with the addition of Mr Dan Janney, Dr Geoff Brooke and Dr George Morstyn as non-executive directors. The new directors bring a wealth of experience to the board that is critical as the company transforms from a discovery and development stage small cap company to being a global, clinical stage company that is recognized as one of the leaders of the Australian biotechnology industry.

I am delighted to be able to share with you the news that Mr Don Santel has agreed to join the Board of Directors of the company. Mr Santel is U.S.-based senior executive with extensive experience in the biotechnology, pharmaceutical and medical device industries. Most recently Mr Santel was the CEO of the NASDAQ-listed company CoTherix, where here grew the company from an early stage private venture, through to IPO, and an eventual trade sale by cash acquisition. I am sure you will join me in welcoming Mr Santel to the company and we look forward to benefiting from his substantial experience.

While the AGM is primarily a review of corporate activities during the previous financial year, it also provides the opportunity for ChemGenex to remind you some of the significant changes that have taken place since 1 July 2007. The most significant of these is the decision to make a strategic restructuring of the company to focus on our advanced cancer portfolio. The restructure includes a demerger of wholly-owned subsidiary, Autogen Research, subject to your approval today.

With an outstanding CEO and management team, proven clinical assets and a clear strategic focus I believe that the coming year will even surpass the last year in its achievements. As chairman I am delighted to be part this success, but I will now ask the driver of ChemGenex’s growth and success, Dr Collier to share with you an overview of the company and the progress anticipated over the next twelve months.

PO Box 1069, Grovedale Victoria 3216, Australia Telephone: +61 3 5227 2752 Facsimile: +61 3 5227 1322
Email: chemgenex@chemgenex.com  ABN 79 000 248 304